FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 26, 2012

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE

REPORT ON FORM 6-K

Attached is a Press Release issued by Banco de Chile (“the Bank”) on November 24, 2012, regarding the time table of Banco de Chile’s capital increase and the placement process that is furnished as provided in Rule 135c under the Securities Act.

Banco de Chile (the “Bank”) announced the launch of the preferential rights offering in connection with the capital increase approved by Banco de Chile’s shareholders in October 2012.

Pursuant to the capital increase the Bank is authorized to issue 3,939,489,442 (Banco de Chile-T series) cash shares.  Banco de Chile-T series shares will have the same rights as Banco de Chile’s ordinary shares, except that the holders of Banco de Chile—T series shares will not receive dividends or fully paid-in shares in respect to Banco de Chile’s net distributable earnings for fiscal year 2012.  Once any dividends and/or fully paid-in shares are distributed, the Banco de Chile-T series shares will automatically convert to Banco de Chile ordinary shares.

Banco de Chile shareholders, with the exception of Sociedad Matriz del Banco de Chile S.A., and Sociedad Administradora de la Obligacion Subordinada SAOS S.A. (“SAOS”), will have preferential options to subscribe the Banco de Chile—T series shares during the ordinary preemptive rights period.  With respect to Sociedad Matriz del Banco de Chile S.A. shareholders, shareholders of series A, B, D, and E shares will also have the option to purchase additional shares during the ordinary preemptive rights period.  The preferential shares of the 1,279,502,316 shares that SAOS has pledged as collateral to the Chilean Central Bank, will go to the shareholders of series A, B & D of Sociedad Matriz del Banco de Chile S.A. through options that will allow them to purchase 0.10665068967 shares for every share of said series during the special preemptive rights period which will begin 15 days after the end of the ordinary preemptive rights period.

In the ordinary preemptive rights period 2,659,987,126 shares will be offered.  According to the foregoing, 2,116,815,508 shares will be offered to the shareholders of Banco de Chile, which will have the option to acquire 0.04474769744 shares for each share they hold and the 543,171,618 shares of the series A, B, D and E shareholders of Sociedad Matriz del Banco de Chile S.A., will have the option to acquire 0.04474781921 new shares for each share they hold.  The record date is November 29, 2012.

The price at which the shares will be sold is CLP $ 64 and shall be paid in advance.

The above described options will remain open for 30 days starting on December 5, 2012 and ending on January 3, 2013.  The shareholders that do not exercise their options within the time frame waive the option. The shares that are not sold or exercised via options will be placed in the local stock markets.

The term for the issuance, subscription and payment of the shares will be three years starting October 17, 2012.

Proceeds for the capital increase will be used to increase the Bank’s capital base in order to strengthen the Bank’s business position, address growth opportunities and comply with higher capital requirements.

The following is a summary of the monthly value of Banco de Chile’s shares as traded on local stock exchanges during the last 12 months:

Santiago Stock Exchange Information, Securities Stock Exchange

MONTH/YEAR	VOLUME (#)	TURNOVER ($)	AVG. PRICE ($)
November / 2011	2,695,109,379	187,589,683,218	69.60
December / 2011	1,466,130,256	100,815,936,841	68.54
January / 2012	1,065,891,815	77,261,526,442	72.52
February / 2012	517,027,906	38,767,364,728	74.98
March / 2012	707,409,299	54,308,549,525	76.83
April / 2012	474,439,910	35,703,255,180	75.25
May / 2012	571,435,209	41,745,523,919	73.05
June / 2012	762,288,940	52,298,870,185	68.64
July / 2012	479,056,218	33,059,392,641	68.95
August/ 2012	702,764,482	47,285,230,091	67.28
September / 2012	613,743,545	40,589,979,571	66.13
October / 2012	548,731,507	37,904,925,902	69.08

Santiago Electronic Stock Exchanges Information, Securities Stock Exchange

MONTH/YEAR	VOLUME (#)	TURNOVER ($)	AVG.PRICE ($)
November / 2011	186,922,703	13,024,063,322	69.67
December / 2011	395,367,942	27,118,738,881	68.93
January / 2012	76,769,178	5,565,618,414	72.70
February / 2012	71,464,530	5,316,120,830	75.05
March / 2012	79,706,274	6,093,355,010	76.66
April / 2012	38,141,737	2,867,173,525	75.20

May / 2012	103,342,021	7,506,627,950	73.46
June / 2012	268,174,883	18,502,779,563	69.69
July / 2012	48,433,871	2,996,168,967	68.99
August/ 2012	61,322,366	4,129,058,675	66.90
September / 2012	160,970,651	10,561,045,494	66.51
October / 2012	91,521,724	6,291,248,781	68.86

Valparaiso Stock Exchange Information, Securities Stock Exchange

MONTH/YEAR	VOLUME (#)	TURNOVER ($)	AVG.PRICE ($)
November / 2011	891,725	63,752,975	71.494
December / 2011	835,875	56,144,037	67.168
January / 2012	2,106,518	154,367,179	73.281
February / 2012	300,000	22,390,000	74.633
March / 2012	1,592,148	121,609,691	76.381
April / 2012	591,888	44,545,937	75.261
May / 2012	281,256	20,522,675	72.968
June / 2012	1,178,032	82,361,969	69.915
July / 2012	257,698	17,764,823	68.937
August/ 2012	2,745,204	184,985,006	67.385
September / 2012	1,341,813	87,576,987	65.268
October / 2012	1,056,456	73,002,775	69.102

The securities have not been registered under the Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United

States absent registration or an applicable exemption from registration requirements under the Securities Act and any applicable state securities laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and does not constitute an offer, solicitation or sale in any jurisdiction in which such offering would be unlawful.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2012

Banco de Chile

/s/ Arturo Tagle Q.
By: Arturo Tagle Q.
CEO